Tabcorp

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

21 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,





Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

Tabcorp

the biggest game

16 August 2006

UNiTAB takeover and ACCC process

Tabcorp acknowledges the announcement by the Australian Competition and Consumer Commission (ACCC) today in relation to Tabcorp's takeover of UNiTAB.

Tabcorp is reviewing its options as a result of the announcement by the ACCC and will provide an update on this matter in due course.

There will be no further comment today on the matter.

For further information please contact:

At Tabcorp
Media: Bruce Tobin
General Manager Corporate Affairs
Tel (03) 9868 2508

At Cannings
Media: Nigel Kassulke and Peter Brookes
Tel (02) 9252 0622

At UBS
Peter Scott
Managing Director
Tel (03) 9242 6273

Kelvin Barry
Director
Tel (03) 9242 6248

Tabcorp
the bigger better game

17 August 2006

Tabcorp withdraws from proposed takeover of UNiTAB

Tabcorp Holdings Limited today announced that it would not continue with its proposed takeover of UNiTAB Limited following yesterday's Australian Competition and Consumer Commission announcement opposing the acquisition.

The Tabcorp Board today met to consider the ACCC's views and review its options for the takeover and the Directors made a unanimous decision not to proceed with the takeover.

Managing Director and Chief Executive Officer Matthew Slatter said: "Tabcorp disagrees with the decision of the ACCC but will not challenge the ruling. While UNiTAB would have been a good strategic fit and delivered value for our shareholders, it was never a "must-have".

As Australia's leading gambling and entertainment group with an exciting portfolio of existing businesses, Mr Slatter said Tabcorp was in a strong position to pursue new opportunities in international and domestic markets.

"Tabcorp is building on this strong portfolio of businesses and will continue to implement its five-year plan for innovation and growth which the company has been following in parallel with the UNiTAB bid," Mr Slatter said. "In addition, the company continues to selectively pursue opportunities internationally where Tabcorp can leverage its distinctive skills to create value for shareholders."

Given the above, Tabcorp's offer will not be extended beyond the scheduled closing date of 30 August 2006, and the conditions of the offer will not be waived. Accordingly, the offer will lapse with unfulfilled conditions on closing.

Tabcorp will not be exercising its right to vote the shares of those UNiTAB shareholders who have accepted Tabcorp's offer at the UNiTAB scheme meeting on 21 August 2006.

For further information please contact:

At Tabcorp
Bruce Tobin
General Manager Corporate Affairs
Tel (03) 9868 2508

At Cannings
Nigel Kassulke and Peter Brookes
Tel (02) 9252 0622


TVN

SKY
CHANNEL


Tabcorp
the bigger better game

17 August 2006

Sky Channel and ThoroughVisioN agreement

Tabcorp and thoroughbred racing broadcaster ThoroughVisioN (TVN) today announced they will review the proposed long-term arrangements between them for the broadcasting of thoroughbred racing.

The review follows an evaluation of the proposed long-term arrangements by the Australian Competition and Consumer Commission (ACCC), in which the ACCC raises issues in relation to the future competition for thoroughbred broadcasting rights.

The ACCC has informed Tabcorp and TVN that in its view the proposed long-term arrangements between Sky Channel and TVN, details of which were announced on 16 May, would be likely to raise competition law concerns in the market for the acquisition of thoroughbred racing broadcasting rights during the term of the proposed long-term arrangements. The long-term arrangements are conditional on Sky Channel and TVN obtaining any necessary approvals from the ACCC.

The ACCC has noted that many of the arguments put forward by Sky Channel and TVN in their submission to the ACCC seeking informal clearance appear to suggest that public benefits arise from the long-term arrangements, and that if the parties wish to put in place the proposed long-term arrangements, they may wish to consider seeking a formal authorisation from the ACCC for those arrangements.

In May this year, Tabcorp and TVN entered into a binding agreement that led to an immediate end of the split racing picture and provided strong support for the Australian racing industry and wagering revenues. Since May, there is strong evidence that customers value the service and there has been a solid improvement in wagering turnover. The racing industry has benefited from this outcome.

TVN and Tabcorp will take all available steps to ensure that the racing picture continues to be available on both TV channels in TAB agencies, pubs, clubs and on Pay TV, while they work through the structure for the long-term arrangements to address ACCC concerns.

Tabcorp's Chief Executive of Australian Business Elmer Funke Kupper said: "We are disappointed with the ACCC's decision, particularly in light of the positive response from customers over the last few months. Tabcorp is committed to ensuring punters can enjoy Sky Channel as the consolidated wagering channel and TVN as the channel dedicated to premium thoroughbred racing."

TVN's Chief Executive Peter Sweeney said: "We are committed to building the leading thoroughbred channel in Australia and promoting thoroughbred racing and wagering in the interest of the industry and our shareholders."

For more information contact:

Tabcorp: Bruce Tobin, General Manager Corporate Affairs 03 9868 2508
TVN: Gary Gray, Spokesman 0419 329 272